December 22, 2005

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    RE: Consolidated Natural Gas Company
Form 10-K, for the year ended December 31, 2004
Filed February 28, 2005
Form 10-Q, for the three months ended June 30, 2005
Filed August 3, 2005
File No. 1-3196

Virginia Electric and Power Company
Form 10-K, for the year ended December 31, 2004
Filed February 28, 2005
Form 10-Q, for the three months ended June 30, 2005
Filed August 3, 2005
File No. 1-2255

Dear Mr. Allegretto:

Consolidated Natural Gas Company (CNG) and Virginia Electric and Power Company (Virginia Power) received the Staff's letter dated November 30, 2005, which provided comments on the above-referenced documents. Both CNG and Virginia Power are wholly-owned subsidiaries of Dominion Resources, Inc. This response letter has been filed on EDGAR, and a copy has been sent by express mail.

For your convenience, the Staff's comments are set forth below and are followed by our responses.

Consolidated Natural Gas Company Form 10-K for the year ended December 31, 2004

1.
We note your response to comment seven of our letter dated September 28, 2005. Given the relative materiality, you may want to report the activity associated with your derivative assets and liabilities on your Consolidated Statements of Cash Flow as a separate line item. Furthermore, using the financial statements, please reconcile to the $165 million change in derivative assets and the $26 million change in regulatory assets to the related balance sheet change.

Response

A reconciliation of the $165 million change in derivative assets and liabilities follows:

(in millions)	12/31/2004	12/31/2003	Change
	Dr/(Cr)
Balance Sheet:
Derivative assets - current	$ 504	$ 106	$ 398
Derivative assets - noncurrent	541	84	457
Derivative liabilities - current	(1,237)	(620)	(617)
Derivative liabilities - noncurrent	(1,234)	(669)	(565)
Net derivative liabilities	$(1,426)	$(1,099)	$(327)

Statement of Cash Flows Presentation:
Noncash change in derivative assets and liabilities related to cash flow hedges offset against the related noncash change in accumulated other comprehensive income (AOCI)			$(474)
Noncash change in derivative assets and liabilities related to fair value debt hedges offset against the related noncash change in long-term debt			(18)
Remaining change in derivative assets and liabilities included in Other operating assets and liabilities line item (includes unrealized gains/losses on energy-related derivatives)			165
Change in net derivative liabilities			$(327)

In its 2005 Quarterly Reports on Form 10-Q, CNG began presenting the change in derivative assets and liabilities resulting from net unrealized gains and losses on energy-related derivative instruments as a separate line item on its Consolidated Statements of Cash Flows. To date and in future filings, this presentation will result in less significant amounts being included as part of the change presented in the Other operating assets and liabilities line item. If those remaining amounts are material, CNG will report them as a separate line item.

A reconciliation of the $26 million change in regulatory assets follows:

(in millions)	12/31/2004	12/31/2003	Change
	Dr/(Cr)
Balance Sheet:
Regulatory assets	$36	$328	$41

Statement of Cash Flows Presentation:
Noncash change in regulatory asset related to income taxes recoverable through future rates offset against the related noncash change in deferred income taxes			$15
Remaining change in regulatory assets included in the Other operating assets and liabilities line item			26
			$41

2.
We note your response to comment 11 of our letter dated September 28, 2005. Please tell us the delivery reference point of the swaps and purchased call options as well as the actual place of delivery of the related commodity being hedged. If there are any basis differences, please explain how you concluded such items are "highly effective" in hedging the related risk.

Response

CNG’s swap and option derivative instruments used to hedge the sale of crude oil are generally priced based on the NYMEX crude oil futures contract, which is based on the Cushing, Oklahoma delivery point. CNG’s sale of crude oil is primarily at Gulf of Mexico offshore locations, as well as Midcontinent, Permian, South Louisiana and South Texas onshore locations. To conclude that changes in the fair value of the derivative hedging instruments are expected to be highly effective in offsetting the changes in the fair value of the hedged items, CNG performs regression analysis at inception and on an ongoing basis. The regression analysis assesses the correlation of changes in the derivative instruments to the price of the commodity sale at each delivery point and considers both the coefficient of determination (R-squared) and the slope. In order to be considered highly effective, the hedging relationship must exhibit a coefficient of determination within the range of 80 to 100 percent and a slope within the range of 0.8 to 1.25. When measuring the effectiveness of the hedging relationship, ineffectiveness can be caused by differences in the delivery point for the derivative instrument and the delivery point for the specific sales transaction.

Virginia Electric and Power Company Form 10-K for the year ended December 31, 2005

3.
We note your response to comment 20 of our letter dated September 28, 2005. Your response suggests that the revenue and expense items of the tolling arrangements are included in the segment that contains Virginia Power but the non-cash charges related to such contracts are included in Corporate and Other. If our understanding is incorrect, please clarify it. If otherwise, please tell us whether this represents an asymmetrical allocation and should be disclosed pursuant to paragraph 31.e of SFAS no. 131.

Response

The revenue and expense items of the tolling arrangements are included in Virginia Power’s Generation operating segment, while certain non-cash charges related to such contracts are included in the Corporate and Other segment. This does represent an asymmetrical allocation required to be disclosed pursuant to paragraph 31.e of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Virginia Power disclosed in Note 23 to the Consolidated Financial Statements the nature of the specific items excluded from its primary operating segments’ results of operations, including the charges related to the valuation of its interest in a long-term tolling contract and the termination of three long-term power purchase agreements. These charges are described in greater detail, including their quantification, in Note 19 to the Consolidated Financial Statements under the heading Long-Term Purchase Agreements. In addition, the excluded items are disclosed in the Corporate and Other Segment Results of Operations section of Management’s Discussion and Analysis of Results of Operations (MD&A). The MD&A disclosure also quantifies each item and identifies the operating segment to which it is attributable.

Virginia Power will prospectively enhance its segment footnote disclosure by including quantification of each item and by identifying the operating segment to which it is attributable.

4.
We note your response to comment 23 of our letter dated September 28, 2005. Prospectively, separately report the activity associated with your derivative assets and liabilities on your Consolidated Statements of Cash Flow. Furthermore, using the financial statements, please reconcile to the $194 million change that you reference.

Response

A reconciliation of the $194 million change in derivative assets and liabilities follows:

(in millions)	12/31/2004	12/31/2003	Change
	Dr/(Cr)
Balance Sheet:
Derivative assets - current	$1,097	$1,096	$ 1
Derivative assets - noncurrent	174	227	(53)
Derivative liabilities - current	(1,304)	(1,123)	(181)
Derivative liabilities - noncurrent	(163)	(393)	230
Net derivative liabilities	$ (196)	$ (193)	$ (3)

Statement of Cash Flows Presentation:
Noncash change in derivative assets and liabilities related to cash flow hedges offset against the related noncash change in AOCI			$ 24
Noncash change in derivative assets and liabilities related to the reversal of a long-term power purchase agreement contract liability in conjunction with its termination offset against a noncash assumption of long-term debt upon acquisition of the related nonutility generating facility			167
Remaining change in derivative assets and liabilities included in Other operating assets and liabilities line item (includes unrealized gains/losses on energy-related derivatives)			(194)
Change in net derivative liabilities			$ (3)

In its 2005 Quarterly Reports on Form 10-Q, Virginia Power began presenting the change in derivative assets and liabilities resulting from net unrealized gains and losses on energy-related derivative instruments as a separate line item on its Consolidated Statements of Cash Flows. To date and in future filings, this presentation will result in less significant amounts being included as part of the change presented in the Other operating assets and liabilities line item. If those remaining amounts are material, Virginia Power will report them as a separate line item.

Virginia Electric and Power Company Form 10-Q for the quarterly period ended June 30, 2005

5.
We note your response to comment 27 of our letter dated September 28, 2005. We assume the nuclear decommissioning trust funds contain cash. Please tell us how you reflect such cash for the purposes of cash and cash equivalents in the statements of cash flows.

Response

The cash held in Virginia Power’s nuclear decommissioning trust funds is not included in cash and cash equivalents on the Consolidated Balance Sheets or the Consolidated Statements of Cash Flows since its use is restricted by the Nuclear Regulatory Commission. Footnote 1 of SFAS No. 95, Statement of Cash Flows, states, in part:

Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and may also effectively withdraw funds at any time without prior notice or penalty.

Since the cash held in the nuclear decommissioning trust funds does not meet the above definition, it represents an investment rather than a cash or cash equivalent, and accordingly, the change in its balance is reflected as an investing activity in the Consolidated Statements of Cash Flows.

If you have any questions or require further information, please call me at (804) 819-2410.

Sincerely,

/s/ Steven A. Rogers

Steven A. Rogers

Vice President (Principal Accounting Officer)
Virginia Electric and Power Company

Vice President and Controller
Consolidated Natural Gas Company